Exhibit 99.4

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Emerald Health Therapeutics, Inc. (the “Company”)

Suite 210 – 800 West Pender Street
Vancouver, British Columbia V6C 1J8

Item 2.	Date of Material Change

May 1, 2019

Item 3.	News Release

A news release was disseminated on May 1, 2019 through GlobeNewswire and subsequently filed on SEDAR.

Item 4.	Summary of Material Changes

The Company announced that the vendors (the "Vendors") of Verdélite Sciences, Inc. and Verdélite Property Holdings, Inc. (collectively, "Verdélite") have elected to receive $7.5 million of the $22.5 million they were to receive as the final payment for their shares of Verdélite in shares of the Company. The Company is to pay the remaining $15 million of the purchase price to the Vendors on or before May 30, 2019.

Item 5.	Full Description of Material Change

See attached Schedule "A".

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact:
Rob Hill, Chief Financial Officer
(800) 757 3536 Ext. # 5

Item 9.	Date of Report

May 1, 2019